EXHIBIT (12)

                       SPRINT CORPORATION
        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (Unaudited)




                                           Three Months Ended
                                               March 31,
                                             1994        1993
                                             (In Millions)

Earnings
Income (loss) from continuing
operations                                $ 227.4     $ (11.3)
Capitalized interest                         (1.0)       (2.6)
Income tax provision                        129.0         1.8

Subtotal                                    355.4       (12.1)

Fixed charges
Interest charges                            102.1       120.5
Interest factor of operating rents           28.1        29.0
Pre-tax cost of preferred stock
dividends of subsidiaries                     0.2         0.5

Total fixed charges                         130.4       150.0

Earnings, as adjusted                     $ 485.8     $ 137.9

Ratio of earnings to fixed charges           3.73        0.92 (1)


(1) Earnings as computed for the ratio of earnings to fixed charges were inadequate to cover fixed charges for the three months ended March 31, 1993. The amount of the coverage deficiency was $12.1 million. Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring merger, integration and restructuring costs of $248.0 million recorded during the first quarter of 1993. In the absence of the nonrecurring costs, the ratio of earnings to fixed charges would have been 2.57.

Note:     The above ratios have been computed by dividing fixed
     charges into the sum of (a) income (loss) from continuing operations less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses), the interest component of operating rents and the pre-tax cost of preferred stock dividends of subsidiaries.